Exhibit 99.1


RADA Electronic Industries Ltd. has Received a $3.6M Purchase Order to Produce and Deliver Advanced Video Management Systems (VMS) to the IAF

Press Release

Source: RADA Electronic Industries Ltd.

On Monday September 14, 2009, 9:00 am EDT

NETANYA, Israel, Sept. 14, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has announced today that it has received a $3.6 million follow-on purchase order from the Israeli Ministry of Defense (IMOD) to produce the advanced airborne video and data management system (Video Management System - VMS) for the Israeli Air Force (IAF) aircraft. Delivery of the units will be completed until the end of 2010.

The VMS is the latest generation of RADA's Digital Video Recorder (DVR), which is one of RADA's current most-selling products worldwide and has been in production for several years now.

Zvi Alon, RADA's CEO, commented on this purchase order: "This follow-on production order proves the confidence of the IAF in RADA's advanced solutions to airborne video and data management. We are confident that other air forces worldwide will follow the IAF and enhance the sales potential of this advanced system."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P Marketing & Sales
+972-9-892-1111 mrkt@rada.com